EMPLOYMENT AGREEMENT

AGREEMENT, dated as of November 22, 2006 (the "Effective Date"), by and between Integrated Alarm Services Group, Inc., a Delaware corporation (the "Company"), and Brian E. Shea, an individual residing at 862 Worcester Drive, Niskayuna, NY 12309 (the "Executive").

WHEREAS, the Company has determined that it is in the best interests of the Company and its shareholders to enter into an employment agreement with the Executive, and the Executive is willing to serve as an employee of the Company, subject to the terms and conditions of this Agreement; and

WHEREAS, the Company and the Executive entered into an employment agreement, dated as of March 1, 2003 (the "Existing Employment Agreement"); and

WHEREAS, the Company and the Executive desire to provide for the continued employment of the Executive and to supersede the Existing Employment Agreement with this Agreement;

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1. Employment and Duties.

(a) General. The Executive shall serve as Executive Vice President of the Company, reporting to the Chief Operating Officer (the "COO") of the Company. The Executive shall have such duties and responsibilities, commensurate with the Executive's position, as may be assigned to the Executive from time to time by the Board of Directors (the "Board") or the COO of the Company. The Executive shall perform any and all duties related to his position with the Company and shall be available to confer and consult with and advise the officers and directors of the Company at such times as the Company may require. The Executive's principal place of employment shall be the principal offices of the Company currently located in Albany, New York, provided, however, that the Executive understands and agrees that he will be required to travel from time to time for business reasons.

(b) Exclusive Services. For so long as the Executive is employed by the Company, the Executive shall devote his full-time working time to his duties hereunder, shall faithfully serve the Company, shall in all respects conform to and comply with the lawful and good faith directions and instructions given to him by the COO and shall use his best efforts to promote and serve the interests of the Company. Further, the Executive shall not, directly or indirectly, render services to any other person or organization without the consent of the Company or otherwise engage in activities that would interfere with the faithful performance of his duties hereunder.

2. Term of Employment. The Executive's employment under this Agreement shall commence as of the Effective Date and shall terminate on the earlier of (i) the first anniversary of the Effective Date and (ii) the termination of the Executive's employment under this Agreement; provided, however, that the term of the Executive's employment shall be automatically extended without further action of either party for additional one-year periods

unless written notice of either party's intention not to extend has been given to the other party at least 90 days prior to the expiration of the then effective Term. The period from the Effective Date until the termination of the Executive's employment under this Agreement is referred to as the "Term".

3. <u>Compensation and Other Benefits.</u> Subject to the provisions of this Agreement, the Company shall pay and provide the following compensation and other benefits to the Executive during the Term as compensation for services rendered hereunder:

(a) <u>Base Salary</u>. The Company shall pay to the Executive a salary (the "<u>Base Salary</u>") at the rate of $170,000 per annum, payable in substantially equal installments at such intervals as may be determined by the Company in accordance with its ordinary payroll practices as established from time to time.

(b) <u>Bonus</u>. In addition to the Base Salary, the Executive shall be eligible to earn for each calendar year ending during the Term an annual incentive bonus (the "<u>Bonus</u>") based on the achievement of one or more performance goals, targets, measurements and other factors (collectively, the "<u>Performance Goals</u>") established for such year by the Compensation Committee of the Board (the "<u>Committee</u>"). The Executive's target annual bonus (the "<u>Target Bonus</u>") and the applicable Performance Goals will be established by the Committee within 90 days of the first day of the year to which such Bonus relates. Payment of the Executive's Bonus for any year will be based upon the achievement of the Performance Goals established by the Committee for that year (including, without limitation, the exercise of the Committee's negative discretion under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "<u>Code</u>")). The actual bonus paid may be higher or lower than the Target Bonus for over- or under-achievement of the Performance Goals (including, without limitation, the exercise of the Committee's negative discretion under Section 162(m) of the Code), as determined by the Committee. Subject to Section 4 hereof, a Bonus, if any, shall be payable by March 15th of the succeeding calendar year or as soon thereafter as may be administratively practicable.

(c) <u>Savings and Retirement Plans</u>. The Executive shall be entitled to participate in all savings and retirement plans applicable generally to other senior executives of the Company, in accordance with the terms of the plans, as may be amended from time to time.

(d) <u>Welfare Benefit Plans</u>. The Executive and/or his family shall be eligible to participate in and shall receive all benefits under the Company's welfare benefit plans and programs applicable generally to other senior executives of the Company, in accordance with the terms of the plans, as may be amended from time to time. The Company shall include the Executive in its health insurance program available to the Company's executive officers and shall pay 100% of the premiums for such program. At the Executive's election, the Executive may decline coverage under such health insurance program and receive from the Company an amount equal to 100% of the premium for such program, payable at such intervals as may be determined by the Company in accordance with its ordinary payroll practices. In the event that the Executive elects to decline coverage under such health insurance program as provided in this Section 3(d), the Company shall have no further obligation to provide coverage, pay premiums, or pay claims on behalf of the Executive under any health insurance arrangement.

(e) <u>Expenses</u>. The Company shall reimburse the Executive for reasonable travel and other business-related expenses incurred by the Executive in the fulfillment of his duties hereunder upon presentation of written documentation thereof, in accordance with the applicable expense reimbursement policies and procedures of the Company as in effect from time to time.

(f) <u>Paid Time Off</u>. The Executive shall be entitled to 22 vacation days and 4 sick/personal days each year during the Term, which shall be referred to together as "paid time off." The extent to which unused paid time off from one year shall be carried forward to any later year shall be governed by the Company's paid time off policy in effect from time to time. Upon separation of employment, for any reason, paid time off accrued and not used shall be paid in accordance with the Company's paid time off policy then in effect, and the determination of the amount of paid time off accrued and not used shall be made by the Company in its sole discretion pursuant to such policy.

4. <u>Termination of Employment</u>.

(a) <u>Termination for Cause; Resignation</u>. (i) If, prior to the expiration of the Term, the Company terminates the Executive's employment for Cause, as defined in Section 4(a)(ii) hereof, or if the Executive resigns from his employment hereunder, the Executive shall only be entitled to payment of unpaid Base Salary through and including the date of termination or resignation and any other amounts or benefits required to be paid or provided by law or under any plan, program, policy or practice of the Company ("<u>Other Accrued Compensation and Benefits</u>"). The Company shall have no further obligation to compensate the Executive under any other provision of this Agreement or any other severance or salary continuation arrangement of the Company.

(ii)Termination for "<u>Cause</u>" shall mean termination of the Executive's employment because of:

(A) any act or omission that constitutes a material breach by the Executive of any of his obligations under this Agreement;

(B) the willful and continued failure or refusal of the Executive to satisfactorily perform the duties reasonably required of him as an employee of the Company;

(C) the Executive's conviction of, or plea of *nolo contendere* to, (1) any felony or (2) another crime involving dishonesty or moral turpitude or which could reflect negatively upon the Company or any of its subsidiaries or affiliates (the "<u>Company </u>Group") or otherwise impair or impede its operations;

(D) the Executive's engaging in any misconduct, negligence, act of dishonesty, violence or threat of violence (including any violation of federal securities laws) that is injurious to the Company Group;

(E) the Executive's material breach of a written policy of the Company, the Company's Code of Ethics, or the rules of any governmental or regulatory body applicable to the Company;

(F) the Executive's refusal to follow the lawful and good faith directions of the Board;

(G) the Executive's engaging in conduct that constitutes activity in competition with the Company Group; or

(I) any other willful misconduct by the Executive which is materially injurious to the financial condition, business, or reputation of the Company Group.

(b) Termination without Cause. (i) If, prior to the expiration of the Term, the Executive's employment is terminated by the Company without Cause, the Company (A) shall pay the Other Accrued Compensation and Benefits, if any, and (B) shall continue to pay the Executive the Base Salary at the rate in effect on the date the Executive's employment is terminated, for the period remaining in the Term on the date prior to the date the Executive's employment is terminated, in accordance with the Company's ordinary payroll practices. The Company shall have no further obligation to compensate the Executive under Section 4(c) or any other provision of this Agreement or any other severance or salary continuation arrangement of the Company.

(ii)The Company shall not be required to make the payments and provide the benefits provided for under Section 4(b)(i) unless the Executive executes and delivers to the Company a release substantially in the form attached as Exhibit A and the release has become effective and irrevocable in its entirety.

(iii)If, following a termination of employment without Cause, the Executive breaches the provisions of Sections 5 through 8 hereof, the Executive shall not be eligible, as of the date of such breach, for the payments described in Section 4(b)(i), and any and all obligations and agreements of the Company with respect to such payments shall thereupon cease.

(c) Termination upon Change in Control.

(i) Upon a Change in Control during the Term, the Term shall automatically be extended for 1 year following the Change in Control.

(ii) In the event of the Executive's Involuntary Termination within 12 months after a Change in Control, provided such Change in Control occurs during the Term, (A) the Executive shall be eligible to receive a lump sum payment within 30 days of such termination equal to one times his Base Salary at the rate in effect immediately prior to such termination and (B) all stock options and warrants granted by the Company to the Executive under any plan prior to such termination shall vest, accelerate, and become immediately exercisable. The Company shall have no further obligation to compensate the Executive under Section 4(b)(i) or any other provision of this Agreement or any other severance or salary continuation arrangement of the Company. The Company shall not be required to make the payments and provide the benefits provided for under this Section 4(c)(ii) unless the Executive executes and delivers to the

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Company a release substantially in the form attached as Exhibit A and the release has become effective and irrevocable in its entirety.

(iii) "Involuntary Termination" shall mean termination of the Executive's employment by the Company and its subsidiaries other than for Cause. The Executive shall be deemed to have incurred an Involuntary Termination if: (A) there is a Change in Control during the Term; and (B) within 12 months after such Change in Control, (1) the location of his principal place of employment is moved to a location that is more than 50 miles from the location of his principal place of employment immediately prior to such Change in Control, or (2) the Executive's Base Salary as in effect immediately prior to such Change in Control is reduced by more than 10%; and (C) he thereafter resigns from employment within 30 days of such change of location of principal place of employment or such reduction in Base Salary. Except as provided in this Section 4(c), resignation from employment for any reason shall not be considered an Involuntary Termination.

(iv) A "Change in Control" shall occur if:

(A) any "person" within the meaning of Section 14(d) of the Securities Exchange Act of 1934, as amended, and any successor provisions thereto is or becomes the "beneficial owner" (as defined in Rule 13d-3 of the General Rules and Regulations under the Exchange Act), directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company's then outstanding securities entitled to vote in the election of directors of the Company;

(B) during any twelve-month period (not including any period prior to the consummation of a Change in Control), individuals who at the beginning of such period constituted the Board and any new directors, whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least one-half of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof;

(C) there occurs a reorganization, merger, consolidation or other corporate transaction involving the Company (a "Transaction"), in each case with respect to which the stockholders of the Company immediately prior to such Transaction do not, immediately after the Transaction, own more than 50% of the combined voting power of the Company or another corporation resulting from such Transaction, in substantially the same proportion of ownership as prior to such Transaction; or

(D) all or substantially all of the assets of the Company are sold, liquidated or distributed.

(d) Termination Due to Death or Disability. The Executive's employment with the Company shall terminate automatically on the Executive's death. In the event of the Executive's disability, the Company shall be entitled to terminate his employment. In the event of termination of the Executive's employment by reason of Executive's death or disability, the Company shall pay to the Executive (or his estate, as applicable) the Executive's Base Salary through and including the date of termination. For purposes of this Agreement, "disability" shall have the meaning set forth in the Company's long-term disability plan.

(e) Notice of Termination. Any termination of employment by the Company or the Executive shall be communicated by a written "Notice of Termination" to the other party hereto given in accordance with Section 22 of this Agreement. In the event of a termination by the Company for Cause, the Notice of Termination shall (i) indicate the specific termination provision in this Agreement relied upon, (ii) set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated and (iii) specify the date of termination, which date shall not be more than 30 days after the giving of such notice. The failure by the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Cause shall not waive any right of the Company hereunder or preclude the Company from asserting such fact or circumstance in enforcing the Company's rights hereunder.

(f) Resignation from Directorships and Officerships. The termination of the Executive's employment for any reason will constitute the Executive's resignation from (i) any director, officer or employee position the Executive has with the Company and (ii) all fiduciary positions (including as a trustee) the Executive holds with respect to any employee benefit plans or trusts established by the Company. The Executive agrees that this Agreement shall serve as written notice of resignation in this circumstance; provided, however, that the Executive shall execute such other documents as may be required by the Company in connection with such resignation.

5. Confidentiality.

(a) Confidential Information. (i) The Executive agrees that he will not at any time, except with the prior written consent of the Company Group or, to the extent permitted pursuant to subsection 5(a)(ii), as required by law, directly or indirectly, reveal to any person, entity or other organization (other than any member of the Company Group or its respective employees, officers, directors, shareholders or agents) or use for the Executive's own benefit any information deemed to be confidential by any member of the Company Group ("Confidential Information") relating to the assets, liabilities, employees, goodwill, business or affairs of any member of the Company Group, including, without limitation, any information concerning past, present or prospective customers, manufacturing processes, marketing data, or other confidential information used by, or useful to, any member of the Company Group and known to the Executive by reason of the Executive's employment by, shareholdings in or other association with any member of the Company Group; provided that such Confidential Information does not include any information which is available to the general public or is generally available within the relevant business or industry other than as a result of the Executive's action. Confidential Information may be in any medium or form, including, without limitation, physical documents, computer files or disks, videotapes, audiotapes, and oral communications.

(ii)In the event that the Executive becomes legally compelled to disclose any Confidential Information, the Executive shall provide the Company with prompt written notice so that the Company may seek a protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained, the Executive shall furnish only that

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portion of such Confidential Information or take only such action as is legally required by binding order and shall exercise his reasonable efforts to obtain reliable assurance that confidential treatment shall be accorded any such Confidential Information. The Company shall promptly pay (upon receipt of invoices and any other documentation as may be requested by the Company) all reasonable expenses and fees incurred by the Executive, including attorneys' fees, in connection with his compliance with the immediately preceding sentence.

(b)<u>Confidentiality of Agreement</u>. The Executive agrees that, except as may be required by applicable law or legal process, during the Term and thereafter, he shall not disclose the terms of this Agreement to any person or entity other than the Executive's accountants, financial advisors, attorneys or spouse, <u>provided</u> that such accountants, financial advisors, attorneys and spouse agree not to disclose the terms of this Agreement to any other person or entity.

(c)<u>Exclusive Property</u>. The Executive confirms that all Confidential Information is and shall remain the exclusive property of the Company Group. All business records, papers and documents kept or made by the Executive relating to the business of the Company Group shall be and remain the property of the Company Group. Upon the request and at the expense of the Company Group, the Executive shall promptly make all disclosures, execute all instruments and papers and perform all acts reasonably necessary to vest and confirm in the Company Group, fully and completely, all rights created or contemplated by this Section 5.

6. <u>Noncompetition</u>. The Executive agrees that, for a period commencing on the Effective Date and ending one year after termination of employment for any reason (the "Restricted Period"), the Executive shall not, without the prior written consent of the Company, directly or indirectly, and whether as principal, investor, employee, officer, director, manager, partner, consultant, agent or otherwise, alone or in association with any other person, firm, corporation or other business organization, carry on a Competing Business (as hereinafter defined) in any geographic area in which the Company Group has engaged in a Competing Business (including, without limitation, any area in which any customer of the Company Group may be located). For purposes of this Section 6, carrying on a "Competing Business" means to engage in the business of wholesale monitoring and related support services, financing solutions and products within the security alarm industry, and any other business engaged in by the Company within 12 months after termination of employment; provided, however, that nothing herein shall limit the Executive's right to own not more than 1% of any of the debt or equity securities of any business organization that is then filing reports with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. In the event the Executive is employed at will by the Company Group for any period after the end of the Term, this Section 6 shall remain effective until the first anniversary of the date of the Executive's termination of employment.

7. <u>Non-Solicitation.</u> The Executive agrees that, during the Restricted Period, the Executive shall not, directly or indirectly, (a) interfere with or attempt to interfere with the relationship between any person who is, or was during the then most recent three-month period, an employee, officer, representative or agent of the Company Group and any member of the Company Group, or solicit, induce or attempt to solicit or induce any of them to leave the

employ of any member of the Company Group or violate the terms of their respective contracts, or any employment arrangements, with such entities or (b) induce or attempt to induce any customer, client, supplier, licensee or other business relation of any member of the Company Group to cease doing business with any member of the Company Group, or in any way interfere with the relationship between any member of the Company Group and any customer, client, supplier, licensee or other business relation of any member of the Company Group. As used herein, the term "indirectly" shall include, without limitation, the Executive's permitting the use of the Executive's name by any competitor of any member of the Company Group to induce or interfere with any employee or business relationship of any member of the Company Group.

8. Assignment of Developments.

(a) During the Executive's employment, all Developments that are at any time made, reduced to practice, conceived or suggested by him, whether acting alone or in conjunction with others, shall be the sole and absolute property of the Company, free of any reserved or other rights of any kind on his part, and the Executive hereby irrevocably assigns, conveys and transfers any and all right, title and interest that he may have in such Developments to the Company Group. If such Developments were made, conceived or suggested by the Executive during or as a result of his employment relationship with the Company Group, the Executive shall promptly make full disclosure of any such Developments to the Company and, at the Company's cost and expense, do all acts and things (including, among others, the execution and delivery under oath of patent and copyright applications and instruments of assignment) deemed by the Company to be necessary or desirable at any time in order to effect the full assignment to the Company of his right, title and interest, if any, to such Developments. The Executive acknowledges and agrees that any invention, concept, design or discovery that concretely relates to or is associated with the Executive's work for the Company Group that is described in a patent application or is disclosed to a third party directly or indirectly by the Executive during the Restricted Period shall be the property of and owned by the Company, and such disclosure by patent application (except by way of a patent application filed by any member of the Company Group) or otherwise shall constitute a breach of Section 6 above.

"Developments" shall mean all data, discoveries, findings, reports, designs, inventions, improvements, methods, practices, techniques, developments, programs, concepts and ideas, whether or not patentable, relating to the present or planned activities, or the products and services of the Company Group.

(b) If a patent application or copyright registration is filed by the Executive or on the Executive's behalf during the Executive's employment with the Company or within 1 year after the Executive's leaving the Company's employ describing a Development within the scope of the Executive's work for the Company or which otherwise relates to a portion of the business of the Company of which the Executive had knowledge during the Executive's employment with the Company, it is to be conclusively presumed that the Development was conceived by the Executive during the period of such employment.

9. Certain Remedies.

(a) Forfeiture/Payment Obligations. In the event the Executive fails to comply with Sections 5 through 8, other than any isolated, insubstantial and inadvertent failure that is not in bad faith, the Executive agrees that he will:

(i) forfeit any amounts not already paid and repay to the Company any amounts already paid pursuant to Section 4(b) or 4(c) of the Agreement;

(ii) forfeit all options, restricted stock and other equity based compensation awarded by the Company Group that have not vested or been exercised (in the case of options or awards with features similar to exercise) at the date of a determination by the Company that the Executive failed to comply with Sections 5 through 8 of the Agreement; and

(iii) pay to the Company Group the amount of all gain that the Executive realized within the 12 months before the date of a determination by the Company that the Executive failed to comply with Sections 5 through 8 from the exercise or vesting of any stock options, restricted stock or other equity based compensation awarded by the Company Group.

(b) Time for Payment. The Executive will pay to the Company amounts due under Section 9(a) within 10 days of a determination by the Company that the Executive failed to comply with Sections 5 through 8 of the Agreement. The obligations under Section 9(a) are full recourse obligations.

(c) Injunctive Relief. Without intending to limit the remedies available to the Company Group, including, but not limited to, those set forth in this Section 9, the Executive agrees that a breach of any of the covenants contained in Sections 5 through 8 of this Agreement may result in material and irreparable injury to the Company Group for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, any member of the Company Group shall be entitled to seek a temporary restraining order or a preliminary or permanent injunction, or both, without bond or other security, restraining the Executive from engaging in activities prohibited by the covenants contained in Sections 5 through 8 of this Agreement or such other relief as may be required specifically to enforce any of the covenants contained in this Agreement. Such injunctive relief in any court shall be available to the Company Group in lieu of, or prior to or pending determination in, any arbitration proceeding.

(d) Extension of Restricted Period. In addition to the remedies the Company may seek and obtain pursuant to this Section 9, the Restricted Period shall be extended by any and all periods during which the Executive shall be found by a court possessing personal jurisdiction over him to have been in violation of the covenants contained in Sections 5 through 8 of this Agreement.

10. Defense of Claims. The Executive agrees that, during the Term and for a period of two years after termination of the Executive's employment, upon request from the Company, the Executive will cooperate with the Company in the defense of any claims or

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actions that may be made by or against the Company that affect the Executive's prior areas of responsibility, except if the Executive's reasonable interests are adverse to the Company in such claim or action. The Company agrees to promptly reimburse the Executive for all of the Executive's reasonable travel and other direct expenses incurred, or to be reasonably incurred, to comply with the Executive's obligations under this Section 10.

11. <u>Nondisparagement.</u> The Executive agrees that at no time during his employment by the Company or thereafter shall he make, or cause or assist any other person to make, any statement or other communication to any third party which impugns or attacks, or is otherwise critical of, the reputation, business or character of any member of the Company Group or any of its respective directors, officers or employees.

12. <u>Periods Following the Term</u>. For the avoidance of doubt, the provisions of Sections 5 through 11 shall continue in effect following the expiration of the Term, including, without limitation, during any period that the Executive remains an employee-at-will of the Company.

13. <u>Source of Payments.</u> All payments provided under this Agreement, other than payments made pursuant to a plan which provides otherwise, shall be paid in cash from the general funds of the Company, and no special or separate fund shall be established, and no other segregation of assets shall be made, to assure payment. The Executive shall have no right, title or interest whatsoever in or to any investments which the Company may make to aid the Company in meeting its obligations hereunder. To the extent that any person acquires a right to receive payments from the Company hereunder, such right shall be no greater than the right of an unsecured creditor of the Company.

14. <u>Nonassignability; Binding Agreement.</u>

(a) <u>By the Executive</u>. This Agreement and any and all rights, duties, obligations or interests hereunder shall not be assignable or delegable by the Executive.

(b) <u>By the Company</u>. This Agreement and all of the Company's rights and obligations hereunder shall not be assignable by the Company except as incident to a reorganization, merger, consolidation, or transfer of all or substantially all of the Company's assets.

(c) <u>Binding Effect</u>. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, any successors to or assigns of the Company and the Executive's heirs and the personal representatives of the Executive's estate.

15. <u>Withholding.</u> Any payments made or benefits provided to the Executive under this Agreement shall be reduced by any applicable withholding taxes or other amounts required to be withheld by law or contract.

16. <u>Amendment; Waiver.</u> This Agreement may not be modified, amended or waived in any manner, except by an instrument in writing signed by both parties hereto. The waiver by either party of compliance with any provision of this Agreement by the other party

shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by such party of a provision of this Agreement.

17. Governing Law. All matters affecting this Agreement, including the validity thereof, are to be governed by, and interpreted and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State.

18. Entire Agreement; Supersedes Previous Agreements. This Agreement contains the entire agreement and understanding of the parties hereto with respect to the matters covered herein including, without limitation, the Existing Employment Agreement, and supersedes all prior or contemporaneous negotiations, commitments, agreements and writings with respect to the subject matter hereof, all such other negotiations, commitments, agreements and writings shall have no further force or effect, and the parties to any such other negotiations, commitments, agreements or writings shall have no further rights or obligations thereunder.

19. Counterparts. This Agreement may be executed by either of the parties hereto in counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

20. Headings. The headings of sections herein are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

21. Section 409A Compliance. If any provision of this Agreement would, in the reasonable, good faith judgment of the Company, result or likely result in the imposition on the Executive or any other person of a penalty tax under Section 409A of the Code, the Company may reform this Agreement or any provision hereof, without the Executive's consent, in the manner that the Company reasonably and in good faith determines to be necessary or advisable to avoid the imposition of such penalty tax (hereinafter "Section 409A Compliance"); provided, however, that any such reformation shall, to the maximum extent the Company reasonably and in good faith determines to be possible, retain the economic and tax benefits to the Executive hereunder while not materially increasing the cost to the Company of providing such benefits to the Executive. Except as provided for in the preceding sentence, the provisions of this Agreement may not be amended, supplemented, waived or changed orally, but only by a writing signed by the party as to whom enforcement of any such amendment, supplement, waiver or modification is sought and making specific reference to this Agreement.

22. Notices. All notices or communications hereunder shall be in writing (including electronic transmission) and shall be (as elected by the person giving the notice) hand delivered by messenger or courier service, electronically transmitted, or mailed by registered or certified mail (postage prepaid), return receipt requested, addressed as follows:

To the Company:	To the Executive:
Integrated Alarm Services Group, Inc.	Brian E. Shea
99 Pine Street, 3rd Floor	862 Worcester Drive
Albany, NY 12207	Niskayuna, NY 12309
Attention: Charles T. May	Phone: 518-393-4012
Phone: 518-426-1515	
Fax: 518-426-0953	

With a copy to:
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Attention: Kenneth J. Laverriere

Phone: 212-848-8172
Fax: 646-848-8172

All such notices shall be conclusively deemed to be received and shall be effective (a) on the date delivered if by personal delivery; or (b) on the date of transmission with confirmed answer back if by electronic transmission; or (c) on the date the return receipt is signed or delivery is refused or the date the notice is designated by the postal authorities as not deliverable, as the case may be, if mailed.

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its officer pursuant to the authority of its Board, and the Executive has executed this Agreement, as of the day and year first written above.

By: /s/ Charles T. May
Name: Charles T. May
Title: Chief Executive Officer

THE EXECUTIVE
/s/ Brian E. Shea
Brian E. Shea

RELEASE OF CLAIMS

I, Brian E. Shea, the undersigned, and Integrated Alarm Services Group, Inc. (the "Company") entered into an Employment Agreement, dated November 22, 2006, ("Agreement") and this Release of Claims is being delivered to the Company in consideration of amounts payable to me under the Agreement to which I am not otherwise entitled.

I agree that this Release of Claims becomes effective seven (7) days after I sign it, unless, prior to the end of that 7-day period, I have revoked this Release of Claims in the manner described below.

1. <u>General Release.</u> In consideration of the promises of the Company set forth in the Agreement, which includes compensation to which I would not otherwise be entitled, I, on behalf of myself, and my heirs, executors, administrators, successors, assigns, dependents, descendants and attorneys hereby knowingly, voluntarily, and willingly fully and forever release, discharge, and covenant not to sue the Company and its direct and indirect parents, subsidiaries, affiliates, and related companies, past and present, as well as each of its and their directors, officers, employees, agents of the foregoing, representatives, advisers, trustees, insurers, assigns, successors, and agents, past and present (collectively, hereinafter referred to as the "Released Parties"), of, from, and with respect to any claim, duty, obligation, or cause of action relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that any of them may possess arising from any omissions, acts, or facts that have occurred up until and including the date of this Release of Claims including:

- any and all claims relating to or arising from my employment relationship with the Company and the termination of either such relationship;

- any and all claims for wrongful discharge of employment; breach of contract, both express and implied; breach of a covenant of good faith and fair dealing, both express and implied; negligent or intentional infliction of emotional distress; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; and defamation;

- any and all claims arising under the Employee Retirement Income Security Act of 1974, the Civil Rights Acts of 1866 and 1867, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights and Women's Equity Act of 1991, Sections 1981 through 1988 of Title 42 of the United States Code, as amended, the Occupational Safety and Health Act of 1970, the Consolidated Omnibus Budget Reconciliation Act of 1985, the Family and Medical Leave Act of 1993, the Worker Adjustment and Retraining Notification Act of 1988, the Vocational Rehabilitation Act of 1973, the Equal Pay Act of 1963, the Americans with Disabilities Act, the Fair Labor Standards Act, and the National Labor Relations Act, as amended, any other federal or state anti-discrimination law, or any local or municipal ordinance relating to discrimination in employment or human rights and the common law;

- any and all claims for salary, bonus, severance pay, pension, paid time off pay, life insurance, health or medical insurance, or any other fringe benefits, other than the payments and benefits provided for in the Agreement;

- any and all claims arising out of any other laws and regulations relating to employment or employment discrimination; and

- any and all claims for attorneys' fees and costs.

2. ADEA Release. In consideration of the promises of the Company set forth in the Agreement, I hereby release and discharge the Released Parties from any and all claims that I may have against the Released Parties arising under the U.S. Age Discrimination in Employment Act of 1967, as amended, and the applicable rules and regulations promulgated thereunder ("ADEA"). I understand that the ADEA is a federal statute that prohibits discrimination on the basis of age in employment, benefits, and benefit plans. I also understand that, by signing this Release of Claims, I am waiving all claims against any and all of the Released Parties.

3. Representations by Me. By signing this Release of Claims, I confirm the following:

- I am providing the release and discharge set forth in this Release of Claims in exchange for consideration in addition to anything of value to which I am already entitled.

- I was advised by the Company in writing to consult with an attorney of my choice prior to signing this Release of Claims and to have such attorney explain to me the terms of the Agreement and the Release of Claims including the terms relating to my release of claims arising under the ADEA.

- I have read the Agreement and this Release of Claims carefully and completely and understand each of them.

- I understand that I am not waiving any rights or claims provided under ADEA that may arise after I sign this Release of Claims.

4. Period to Consider and Revocation. I understand that I have twenty-one days in which to consider the terms of the Agreement and this Release of Claims. To the extent I sign the Agreement and this Release of Claims within less than twenty-one (21) days after its delivery to me, I acknowledge that my decision to execute the Agreement and this Release of Claims prior to the expiration of such twenty-one (21)-day period was entirely voluntary. For a period of seven days following the date I execute this Release of Claims, I have

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the right to revoke the release contained in Section 2 (the "Revocation Period"). The Revocation Period shall expire at 5:00 p.m. New York City time on the last day of the Revocation Period; provided, however, that, if such seventh day is not a business day, the Revocation Period shall extend to 5:00 p.m. on the next succeeding business day. No such revocation by me shall be effective unless it is in writing and signed by me and received by the Company prior to the expiration of the Revocation Period.

     5. <u>Rights Not Released</u>. I understand that, notwithstanding any of the foregoing, by signing this Release of Claims, I shall not release the Company from any of the indemnity rights I may have against the Company under its By-Laws or under the laws of the State of Delaware, or from any of the rights I may have against the Company pursuant to the Agreement.

_____
Brian E. Shea

DATE: _____

STATE OF:)
) ss:
COUNTY OF   )

     On this ____ day of _____, 2006, before me personally came _____ to me known, and known to me to be the individual described in, and who executed the foregoing letter and duly acknowledged to me that he/she executed the same.

_____
NOTARY PUBLIC